FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

July 7, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"July 7-04"	NR:04-013

ONGOING DRILLING PROGRAM CONTINUES TO EXPAND LEACHABLE

COPPER MINERALIZATION AT REGALITO

Vancouver, British Columbia – Lumina Copper Corp announces the continued discovery of significant copper mineralization in its drilling program at the Company’s Regalito Project in Central Chile.  New results from the program comprise 9 reverse circulation (“RC”) and core (“DD”) holes, including holes drilled from surface (RG 04-22, RG 04-23, RG 04-24, RG 04-25, RG 04-26, RG 04-28) and previously drilled reverse circulation holes (“RC”) that have been deepened by DD (RG 04-03, RG 04-07, RG 04-17).  Results were highlighted by hole RG 04-03, which upon deepening, has returned 348 meters grading 0.56% copper of which 87% of the contained copper is leachable and RG 04-26 which has returned 124 meters grading 0.66% copper of which 87% of the contained copper is leachable.

Anthony Floyd, President, said “We are pleased with the consistent results that we are obtaining from the drill program, which continue to provide support for the occurrence at Regalito of a major, low-cost, leachable copper deposit.”

The map below shows the location of the holes drilled to date by Lumina (the locations of the 9 drill holes for which these results are being released are highlighted by the circle and cross symbol):

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM

The results of the drilling program to date are listed below (new drill results are highlighted):

Drill Hole	From	To	Length	Cu	Leachability[1]
	metres	metres	Metres	%
RG 04-01 (RC)	4.00	258.00	254.00	0.44	92%
incl.	4.00	102.00	98.00	0.55
RG 04-02 (RC)	70.00	300.00	230.00	0.36	84%
incl.	70.00	110.00	40.00	0.48
RG 04-03	148.00	496.00	348.00	0.56	87%
(RC)	148.00	210.00	62.00	0.83
(DD)	210.00	496.00	286.00	0.51
incl.	210.00	370.00	160.00	0.61
RG 04-04 (DD)	66.00	348.00	280.00	0.38	85%
incl.	102.00	128.00	26.00	0.64
	148.00	234.00	86.00	0.45
	304.00	348.00	44.00	0.48
RG 04-05 (RC)	32.00	150.00	118.00	0.46	79%
incl.	32.00	70.00	38.00	0.53
	100.00	150.00	50.00	0.57
RG 04-06 (RC)	42.00	150.00	108.00	0.44	82%
incl.	42.00	70.00	28.00	0.54
RG 04-07 (RC)	58.00	150.00	92.00	0.34	82%
incl.	58.00	78.00	20.00	0.56
(DD)	150.00	404.00	254.00	0.12
(DD)	404.00	476.00	72.00	0.13
RG 04-08 (RC)	34.00	114.00	80.00	0.53	82%
incl.	48.00	92.00	44.00	0.62
RG 04-09	assay results pending
RG 04-10 (RC)	30.00	70.00	40.00	0.89	87%
RG 04-11 (RC)	8.00	133.00	125.00	0.70	88%
(DD)	133.00	283.00	150.00	0.15
RG 04-12 (RC)	28.00	100.00	72.00	0.43	86%
(DD)	100.00	257.00	157.00	0.19
RG 04-13 (DD)	6.00	322.50	316.50	0.47	70%
incl.	6.00	32.00	26.00	0.76
RG 04-14 (RC)	26.00	228.00	202.00	0.37	80%
incl.	214.00	228.00	14.00	0.60
RG 04-15 (RC)	116.00	144.00	28.00	0.32	80%
RG 04-16 (DD)	26.00	418.00	392.00	0.51	84%
incl.	42.00	78.00	36.00	0.88
RG 04-17	20.00	451.00	431.00	0.42	63%
(DD)	20.00	150.00	130.00	0.49
(DD)	150.00	451.00	301.00	0.39
incl.	360.00	438.00	78.00	0.49
RG 04-18	assay results pending
RG 04-19	assay results pending
RG 04-20	assay results pending
RG 04-21	assay results pending
RG 04-22 (RC)	120.00	146.00	26.00	0.14	87%
RG 04-23 (RC)	68.00	150.00	82.00	0.17	pending
incl.	132.00	150.00	18.00	0.41
RG 04-24 (RC)	0.00	150.00	150.00	0.30	77%
incl.	18.00	44.00	26.00	0.51
	122.00	150.00	28.00	0.48
RG 04-25 (RC)	72.00	200.00	128.00	0.54	94%
RG 04-26 (RC)	36.00	160.00	124.00	0.66	87%
incl.	86.00	140.00	54.00	0.84
RG 04-27	assay results pending
RG 04-28 (RC)	278.00	310.00	32.00	0.25	86%

1 Leachability refers to the dissolution of copper into solution either through the use of sulfuric acid (oxide mineralization) or sodium cyanide (secondary sulfide mineralization).

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE
TSX-V: LUM

Copper mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Drilling to date has defined a classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/ secondary sulphide zone and a secondary sulphide zone.  This mineralization extends northwest and southeast from the area previously drilled, indicating potential for significant expansion of the Regalito deposit.

Drilling continues at Regalito with three rigs. To date, 11,500 meters have been drilled within a planned 23,500 meter program.  A metallurgical test work program has also been initiated along with a preliminary economic evaluation.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person’s Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina’s website at www.luminacopper.com and on sedar at www.sedar.com.

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile. 1

“The Copper Development Company”

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

Footnotes

1CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES:

This presentation uses the terms "Measured", "Indicated" and "Inferred" Resources.  U.S. Investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them.  "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  U.S. Investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.  U.S. Investors are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50311, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 – 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

July 7, 2004

Item 3.

Press Release

A News Release dated July 7, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp. announces the continued discovery of significant copper mineralization in its drilling program at the Company’s Regalito Project in Central Chile.  New results from the program comprise 9 reverse circulation (“RC”) and core (“DD”) holes, including holes drilled from surface (RG 04-22, RG 04-23, RG 04-24, RG 04-25, RG 04-26, RG 04-28) and previously drilled reverse circulation holes (“RC”) that have been deepened by DD (RG 04-03, RG 04-07, RG 04-17).  Results were highlighted by hole RG 04-03, which upon deepening, has returned 348 meters grading 0.56% copper of which 87% of the contained copper is leachable and RG 04-26 which has returned 124 meters grading 0.66% copper of which 87% of the contained copper is leachable.

Item 5.

Full Description of Material Change

The Company announces the continued discovery of significant copper mineralization in its drilling program at the Company’s Regalito Project in Central Chile.  New results from the program comprise 9 reverse circulation (“RC”) and core (“DD”) holes, including holes drilled from surface (RG 04-22, RG 04-23, RG 04-24, RG 04-25, RG 04-26, RG 04-28) and previously drilled reverse circulation holes (“RC”) that have been deepened by DD (RG 04-03, RG 04-07, RG 04-17).  Results were highlighted by hole RG 04-03, which upon deepening, has returned 348 meters grading 0.56% copper of which 87% of the contained copper is leachable and RG 04-26 which has returned 124 meters grading 0.66% copper of which 87% of the contained copper is leachable.

The results of the drilling program to date are listed below (new drill results are highlighted):

Drill Hole	From	To	Length	Cu	Leachability1
	metres	metres	Metres	%
RG 04-01 (RC)	4.00	258.00	254.00	0.44	92%
incl.	4.00	102.00	98.00	0.55
RG 04-02 (RC)	70.00	300.00	230.00	0.36	84%
incl.	70.00	110.00	40.00	0.48
RG 04-03	148.00	496.00	348.00	0.56	87%
(RC)	148.00	210.00	62.00	0.83
(DD)	210.00	496.00	286.00	0.51
incl.	210.00	370.00	160.00	0.61
RG 04-04 (DD)	66.00	348.00	280.00	0.38	85%
incl.	102.00	128.00	26.00	0.64
	148.00	234.00	86.00	0.45
	304.00	348.00	44.00	0.48
RG 04-05 (RC)	32.00	150.00	118.00	0.46	79%
incl.	32.00	70.00	38.00	0.53
	100.00	150.00	50.00	0.57
RG 04-06 (RC)	42.00	150.00	108.00	0.44	82%
incl.	42.00	70.00	28.00	0.54
RG 04-07 (RC)	58.00	150.00	92.00	0.34	82%
incl.	58.00	78.00	20.00	0.56
(DD)	150.00	404.00	254.00	0.12
(DD)	404.00	476.00	72.00	0.13
RG 04-08 (RC)	34.00	114.00	80.00	0.53	82%
incl.	48.00	92.00	44.00	0.62
RG 04-09	assay results pending
RG 04-10 (RC)	30.00	70.00	40.00	0.89	87%
RG 04-11 (RC)	8.00	133.00	125.00	0.70	88%
(DD)	133.00	283.00	150.00	0.15
RG 04-12 (RC)	28.00	100.00	72.00	0.43	86%
(DD)	100.00	257.00	157.00	0.19
RG 04-13 (DD)	6.00	322.50	316.50	0.47	70%
incl.	6.00	32.00	26.00	0.76
RG 04-14 (RC)	26.00	228.00	202.00	0.37	80%
incl.	214.00	228.00	14.00	0.60
RG 04-15 (RC)	116.00	144.00	28.00	0.32	80%
RG 04-16 (DD)	26.00	418.00	392.00	0.51	84%
incl.	42.00	78.00	36.00	0.88
RG 04-17	20.00	451.00	431.00	0.42	63%
(DD)	20.00	150.00	130.00	0.49
(DD)	150.00	451.00	301.00	0.39
incl.	360.00	438.00	78.00	0.49
RG 04-18	assay results pending
RG 04-19	assay results pending
RG 04-20	assay results pending
RG 04-21	assay results pending
RG 04-22 (RC)	120.00	146.00	26.00	0.14	87%
RG 04-23 (RC)	68.00	150.00	82.00	0.17	pending
incl.	132.00	150.00	18.00	0.41
RG 04-24 (RC)	0.00	150.00	150.00	0.30	77%
incl.	18.00	44.00	26.00	0.51
	122.00	150.00	28.00	0.48
RG 04-25 (RC)	72.00	200.00	128.00	0.54	94%
RG 04-26 (RC)	36.00	160.00	124.00	0.66	87%
incl.	86.00	140.00	54.00	0.84
RG 04-27	assay results pending
RG 04-28 (RC)	278.00	310.00	32.00	0.25	86%

1 Leachability refers to the dissolution of copper into solution either through the use of sulfuric acid (oxide mineralization) or sodium cyanide (secondary sulfide mineralization).

Copper mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Drilling to date has defined a classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/ secondary sulphide zone and a secondary sulphide zone.  This mineralization extends northwest and southeast from the area previously drilled, indicating potential for significant expansion of the Regalito deposit.

Drilling continues at Regalito with three rigs. To date, 11,500 meters have been drilled within a planned 23,500 meter program.  A metallurgical test work program has also been initiated along with a preliminary economic evaluation.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person’s Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina’s website at www.luminacopper.com and on sedar at www.sedar.com.

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 7th day of July, 2004.

LUMINA COPPER CORP.

Per:

“Robert Pirooz”

_______________________________

Robert Pirooz,

Vice President